EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

Telkom SA Limited’s (TKG) Resignation of Director

Telkom has been informed that as of June 28, 2005, the Public Investment Corporation

(PIC) has retained 8.4% of the 15.1% of Telkom’s issued ordinary shares and the class

B share that it acquired from Thintana Communications LLC. In terms of the articles of association, the PIC has the right to appoint only one director to the Telkom Board based on its current shareholding relating to the Class B share. Therefore, Telkom announces the resignation of Ms Albertinah Ngwezi, who was one of the two PIC

appointed directors, as a director with immediate effect.

Johannesburg

5 July 2005